15048050

Xy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Orchard Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S 850 E
(No. and Street)

Lehi, Utah 84043
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Casper (801)225-8474
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company LLC
(Name – *if individual, state last, first, middle name*)

1785 W 2320 S, Salt Lake City, Utah 84119
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/11

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kim Casper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Orchard Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kim Casper
Signature

Accountant
Title

State of Utah, County of Utah

Subscribed and sworn to before me on this 27th day of February 2015

Notary Public

AMY G ROBINSON
Notary Public
State Of Utah
My Commission Expires December 16, 2018
COMMISSION NUMBER 680697

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORCHARD SECURITIES, LLC

SEC ANNUAL AUDITED REPORT FORM X-17A-5

PART III, FACING PAGE AND OATH OR AFFIRMATION

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

FINANCIAL STATEMENTS

December 31, 2014 and 2013

ORCHARD SECURITIES, LLC

TABLE OF CONTENTS

Haynie &
Company

Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Orchard Securities, LLC

We have audited the accompanying financial statements of Orchard Securities, LLC (a Utah S-Corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, members' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Orchard Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Orchard Securities, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Orchard Securities, LLC's financial statements. The supplemental information is the responsibility of Orchard Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Co.

Salt Lake City, Utah

February 27, 2015

ORCHARD SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 1,245,987	$ 1,023,864
Accounts Receivable	78,643	6,189
Receivables from Related Parties	51,920	39,000
Other Current Assets	2,702	7,123
Total Current Assets	1,379,252	1,076,176
Office Equipment	73,071	51,808
Tenant Improvements	5,875	-
Accumulated Depreciation	(51,697)	(49,321)
Total Office Equipment	27,249	2,487
Goodwill	55,000	55,000
Rent Deposit	-	4,935
Total Other Assets	55,000	59,935
Total Assets	$ 1,461,501	$ 1,138,598
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 4,087	$ 14,428
Accrued Payroll Liabilities	2,867	3,269
Accrued Expenses and Other Liabilities	1,014,959	805,497
Total Current Liabilities	1,021,913	823,194
Total Liabilities	1,021,913	823,194
Members' Equity	439,588	315,404
Total Liabilities and Members' Equity	$ 1,461,501	$ 1,138,598

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues		
Underwriting and Selling Groups	$ 6,490,895	$ 3,069,901
Commissions	5,427,584	1,211,474
Other	124,965	588,968
Interest Income	137	636
Total Revenues	12,043,581	4,870,979
Expenses		
Selling Group Commissions	7,636,735	2,211,547
Commissions	1,502,747	1,475,724
Wholesaler Fee Expense	1,364,251	477,005
Professional Fees	690,150	275,494
Office Overhead and Operating	249,353	142,250
Compensation and Related Benefits	165,140	151,224
Other	35,763	33,970
Licensing and Registration	30,382	66,330
Depreciation	2,376	3,741
Total Expenses	11,676,897	4,837,285
Net Income	$ 366,684	$ 33,694

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	Common Units	Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Members' Equity
Balance at December 31, 2012	1,000	$ 287,930	$ (21,220)	$ 266,710
Capital Contributed by Members		15,000		15,000
Net Income			33,694	33,694
Balance at December 31, 2013	1,000	302,930	12,474	315,404
Capital Distributed to Members		(242,500)		(242,500)
Net Income			366,684	366,684
Balance at December 31, 2014	1,000	$ 60,430	$ 379,158	$ 439,588

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows From Operating Activities		
Net Income	$ 366,684	$ 33,694
Adjustments to Reconcile Net Income		
to Cash Flows from Operating Activities:		
Depreciation Expense	2,376	3,741
Changes in Certain Operating Assets and Liabilities:		
Accounts Receivable	(72,454)	28,538
Receivables from Related Parties	(12,920)	(5,009)
Other Current Assets	4,421	22,641
Rent Deposit	4,935	-
Accounts Payable	(10,341)	(3,162)
Payables to Related parties	-	(1,653)
Commissions Payable	-	(140,581)
Accrued Payroll and Related Expenses	(402)	(1,916)
Accrued Expenses and Other Liabilities	209,462	26,891
Net Cash From Operating Activities	491,761	(36,816)
Cash Flows From Investing Activities		
Acquisition of Office Equipment	(27,138)	(887)
Net Cash From Investing Activities	(27,138)	(887)
Cash Flows From Financing Activities		
Capital Contributed by/Distributed to Members	(242,500)	15,000
Net Cash From Financing Activities	(242,500)	15,000
Net Change in Cash and Cash Equivalents	222,123	(22,703)
Cash and Cash Equivalents at Beginning of Year	1,023,864	1,046,567
Cash and Cash Equivalents at End of Year	$ 1,245,987	$ 1,023,864

Supplemental Disclosure of Cash Flow Information:

Cash Paid for Interest	$ -	$ -
Cash Paid for Taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements

ORCHARD SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in the securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owner of the Company purchased an existing broker-dealer in March 2006 and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from the NASD on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses from all securities transactions are recorded on the close date of the underlying real estate. The Company does not participate in any proprietary securities transactions.

Cash and Cash Equivalents

For purposes of the statements of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash consists of bank deposits with two FDIC-insured institutions in 2014 and 2013. At December 31, 2014 and 2013 the Company had cash of $1,589,343 and $645,495 respectively, in excess of FDIC limits.

As of December 31, 2014 and 2013, the Company included in cash and cash equivalents is $1,014,959 and $805,497, respectively, of unapplied cash deposits, which are held in an escrow bank account. The corresponding obligation as of December 31, 2014 and 2013 of $1,014,959 and $805,497, respectively, is related to these escrow deposits, and is included in accrued expenses and other liabilities on the statements of financial condition.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. At December 31, 2014 and 2013 management recorded a provision against accounts receivable totaling $0 and $0, respectively, due to the aging status of certain receivables.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation expense for the years ended December 31, 2014 and 2013 was $2,375 and $3,741, respectively.

Advertising Expense

Advertising expenses are expensed as incurred. The Company's advertising expense was $5,773 and $1,415, respectively, for the years ended December 31, 2014 and 2013.

Rent Expense

The Company's rent expense for its office space was $20,319 and $10,692, respectively, for the years ended December 31, 2014 and 2013. The rental agreement is with a related party, Summit Fulfillment Services on a month-to-month agreement. All related party transactions were consummated on terms equivalent to those that prevail in arm's length transactions.

Goodwill

Goodwill represents the excess of the amount paid over the fair value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized, but are reviewed annually for impairment. As of December 31, 2014 and 2013, the Company deemed no impairment of goodwill for the years then ended.

Income Taxes

The Company is taxed as a limited liability company, and as such, all profits and losses are passed through to the individual members. Accordingly, the Company records no tax provision or liability for federal income taxes in the financial statements. The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income taxes Topic of the FASB Accounting Standards Codification. For 2014 and 2013, management has determined that there are no material uncertain income tax positions. Tax years that remain subject to examination by federal, state and local authorities are years 2011 and forward.

Financial Instruments

Financial instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers. The objective of this update is to 1) remove inconsistencies and weaknesses in revenue requirements, 2) provide a robust framework for addressing revenue recognition issues, 3) improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets 4) provide more useful information to users of financial statements through improved disclosure requirements, and 5) simplify the preparation of financial statements. This update is effective in annual reporting periods beginning after December 15, 2016 and the interim periods within that year. The Company will be evaluating the impact of this update as it pertains to the Company's financial statements and other required disclosures on an on-going basis until its eventual adoption and incorporation.

The Company has evaluated all other new and recent accounting pronouncements that have been issued or proposed by the FASB or other standard-setting bodies. The pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Related Party Transactions

During 2010, contract specific arrangements were consummated between the Company and a broker-dealer that is under common ownership, which resulted in monies being owed between the companies. The broker-dealer provides underwriting services to securitized real estate loans, which are managed by the Company. As of December 31, 2014 and 2013 the amounts due from a related company were $51,920 and $39,000, respectively and are contained in the "Receivables from related parties" on the Statements of Financial Position.

Note 4 – Goodwill

As stated in Note 1, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interests were transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Commitments and Contingent Liabilities

The Company has been named in several arbitration proceedings before FINRA where claimants asserted claims for state and federal securities laws incidental to its securities business. Although the amount of any ultimate liability with respect to such matters cannot be determined, in the opinion of management, based on the opinions of counsel, any such liability will not have a material impact on the Company's financial position.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company had net capital of $224,074 which was $155,946 in excess of its required net capital of $68,128. The Company's aggregate indebtedness to net capital was 4.6 to 1.

At December 31, 2013, the Company had net capital of $200,670 which was $145,790 in excess of its required net capital of $54,880. The Company's aggregate indebtedness to net capital was 4.1 to 1.

Note 7 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2014 through February 27, 2015, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.

Supplemental Information

ORCHARD SECURITIES, LLC
COMPUTATION AND RECONCILIATION OF NET CAPITAL
December 31, 2014

Total Members' Equity	$ 439,588
Less Non-Allowable Assets:	
Receivables from Non-Customers	(130,563)
Office Equipment, Net of Accumulated Depreciation	(27,249)
Cash in "Central Registration Depository" Account	(2,702)
Other Assets	(55,000)
Add Non-Allowabe Liabilities:	
Long-term Portion of Fixed Liabilities	-
Net Capital	$ 224,074
Aggregate Indebtedness	
Total Liabilities	1,021,913
Net Liabilities	$ 1,021,913
Computation of Basic Net Capital Requirement	
6⅔% of Aggregate Indebtedness	68,128
Minimum Net Capital Required	5,000
Greater of the Two Amounts	68,128
Capital in Excess of Required Minimum	$ 155,946
Ratio of Aggregate Indebtedness to Net Capital	4.6 to 1

Reconciliation of Difference Between Net Capital and Net Capital per Focus Report Dated December 31, 2014: A reconciliation of the Company's computation of net capital as report was not prepared as there are no material differences between the Company's computation of net capital included in its unaduited Form X-17A-5 Part II and the computation herein.

Haynie & Company
Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Orchard Securities, LLC

We have reviewed management's statements, included in the accompanying Orchard Securities, LLC's Exemption Report, in which (1) Orchard Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Orchard Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Orchard Securities, LLC stated that Orchard Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Orchard Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Orchard Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Co.

Salt Lake City, Utah

February 27, 2015

Orchard Securities, LLC Exemption Report

Orchard Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.170a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(2)(i).

Orchard Securities, LLC

I, Kim Casper, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Kim Casper

Accountant
February 27, 2015

Haynie & Company
Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Owners' of Orchard Securities, LLC.
Lehi, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Orchard Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and Other Designated Examining Authorities, solely to assist you and the other specified parties in evaluating Orchard Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Orchard Securities, LLC's management is responsible for Orchard Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger detail of Orchard Securities, LLC and respective bank statements, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers from the general ledger detail as well as invoice copies and other supporting documentation from Orchard Securities, LLC, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers from the general ledger detail of Orchard Securities, LLC supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There was no overpayment during the year.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, Utah
February 27, 2015